ROANOKE GAS COMPANY
                                                                FILE NO. 69-331

                                  FORM U-3A-2


                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                        Statement By Holding Company Claiming Exemption
                  Under Rule U-3A-2 From the Provisions of the
                   Public Utility Holding Company Act of 1935



        Roanoke Gas Company ("Roanoke Gas") hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935. In support of such claim for exemption, the following information is submitted:
        1. Roanoke Gas is a public service corporation organized and existing in good standing under the laws of the Commonwealth of Virginia. Roanoke Gas distributes natural gas to some 50,312 residential, commercial and industrial customers located in the City of Roanoke and environs pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia ("Virginia Commission"). Roanoke Gas owns all of the issued and outstanding voting securities of Diversified Energy Company, a Virginia corporation, d/b/a Highland Propane Company ("Highland Propane"), and d/b/a Highland Gas Marketing. Highland Propane, which is not a public utility, is operated under two (2) divisions, Highland Propane-Roanoke and Highland Propane-Bluefield. Highland Propane-Roanoke is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in and around Roanoke, Virginia and Southwest
Virginia. Roanoke Gas provides managerial and other direct labor, goods and services to Highland Propane-Roanoke under agreement approved by the Virginia Commission. Highland Propane is not otherwise subject to the regulatory jurisdiction of the Virginia Commission. Highland Propane-Bluefield is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in Southern West Virginia and has offices in Bluefield and Rainelle, West Virginia. Highland Gas Marketing is a purchasing and marketing entity that buys fuels on the spot and short-term market and resells to certain end-users.
     Roanoke Gas also owns all of the issued and outstanding securities of Bluefield Gas Company ("Bluefield Gas"), a West Virginia public service corporation, which is regulated as to rates and service by the Public Service Commission of the State of West Virginia ("West Virginia Commission"). Bluefield Gas provides natural gas service to some 4,326 residential, commercial and industrial customers located in and around Bluefield, West Virginia. Bluefield Gas, in turn, owns all of the issued and outstanding voting securities of Commonwealth Public Service Corporation ("Commonwealth"). Commonwealth is a small Virginia public service corporation which provides natural gas service to approximately 1,003 residential, commercial and industrial customers located in and around Bluefield, Virginia, under rates and charges prescribed by the Virginia Commission. Bluefield first claimed exemption under Section 3(a)(2) of the Public Utility Holding Company Act of 1935 ("The Act") in February 1952.
     2. Columbia Gas Transmission Corporation ("Columbia") is Roanoke Gas' primary transporter of natural gas. Columbia historically has transported approximately two-thirds of Roanoke Gas' gas supply and 100% of Bluefield Gas' gas supply. Prior to Federal Energy Regulatory Commission Order 636, Roanoke Gas and Bluefield Gas purchased their core market requirements through Demand Purchases, Firm Transportation Service and Firm Storage Service. Additional requirements were met through the use of spot and short-term purchases under contracts with producers and brokers. Under Order 636 the responsibility for obtaining dependable natural gas supplies shifts from the pipeline companies to the local distribution companies and to other "shippers" of natural gas. The Company purchases gas supplies from a variety of producers and marketers. Recent examples of suppliers or marketers include Amoco Energy Trading Corporation, Cabot Oil and Gas, Columbia Energy Services, Coral Energy, Engage Energy, and Southern Company Energy Marketing.
        Roanoke Gas' other major transporter is East Tennessee Natural Gas Company ("East Tennessee"), an El Paso Energy Company. Historically, East Tennessee has delivered approximately one-third of Roanoke Gas' natural gas supply.
        Roanoke Gas receives its gas supply from Columbia at two city gate stations. Each station is connected by a thirty-three mile transmission line to Columbia's system at Gala, Virginia. Roanoke Gas receives its gas supply from East Tennessee at four city gate stations located on East Tennessee's transmission line. The city gate stations are located on the perimeter of a network of distributions mains located in the Cities of Roanoke and Salem, the Towns of Vinton, Fincastle and Troutville, and the Counties of Bedford, Botetourt, Montgomery and Roanoke, Virginia. Also, located on our transmission line in Botetourt County, Virginia is a liquefied natural gas storage facility which has the capacity to hold 200 million cubic feet of natural gas.

        Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia. In December 1998, Bluefield Gas Company completed approximately two miles of 4" steel distribution lines to connect to facilities owned by Phoenix Energy Sales Company that provides for the delivery of natural gas from Consolidated Natural Gas Company. A portion of the gas transported by Bluefield Gas is sold at the West Virginia-Virginia state line to Commonwealth for resale to its customers through a distribution network in Bluefield, Virginia and the immediate surrounding area of Tazewell County, Virginia.
        Highland Propane-Bluefield's principal bulk storage facility, located at its Bluefield, West Virginia facility, is comprised of two 30,000-gallon storage tanks and one 18,000-gallon storage tank. Two 18,000-gallon storage tanks are located at its Rainelle, West Virginia facility and one 30,000-gallon tank is located at Ansted, WV.
        Highland Propane-Roanoke owns and operates nine storage facilities. A facility at Thirlane Road, N.W. in Roanoke, Virginia consists of two 30,000-gallon tanks. A second facility at Fort Chiswell, Virginia consists of two 35,000-gallon tanks. The third facility is located on the property of Consolidated Glass in Galax, Virginia and consists of one 30,000-gallon tank. The fourth facility is located in Craig County, near the town of New Castle, Virginia and consists of one 30,000-gallon tank. The fifth facility, located near the intersection of Routes 221 and 679 in Floyd County, consists of one 30,000-gallon tank. The sixth facility is located on the property of Virginia Forging in Botetourt County, near the Town of Buchanan, Virginia, and consists of one 30,000-gallon tank. The seventh facility is located on the property of Golden West Foods in Bedford, Virginia and consists of one 30,000-gallon tank. The eighth facility is located in the City of Buena Vista, Virginia and consists of two 30,000-gallon tanks. The ninth facility is located in Allegheny County near the Town of Low Moor and consists of one 30,000-gallon tank.
        3. The following information for the last calendar year with respect to Roanoke Gas, Bluefield Gas and Commonwealth is submitted:
        (a) Roanoke Gas distributed at retail 6,434,735 MCF of gas during the calendar year 1998 for total revenues of $40,061,762. Bluefield Gas distributed at retail 781,305 MCF of gas in the State of West Virginia during the calendar year 1998 for total revenues of $4,990,862. Commonwealth distributed at retail 220,192 MCF of gas in the Commonwealth of Virginia during the calendar year 1998 for total revenues of $1,358,636.
         (b) Neither Roanoke Gas, Bluefield Gas nor Commonwealth distributed at retail natural gas outside the state of its incorporation.
         (c) Roanoke Gas and Commonwealth did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 220,192 MCF of natural gas at wholesale to Commonwealth at the Virginia-West Virginia line for $861,103.
         (d) Roanoke Gas purchased 6,566,002 MCF of natural gas outside the Commonwealth of Virginia during the calendar year 1998 for $25,310,385. All such gas was transported to Roanoke Gas for resale as system supply by Columbia Gas Transmission Corporation and East Tennessee Natural Gas Company. Commonwealth purchased 220,192 MCF of natural gas from Bluefield Gas at the Virginia-West Virginia State line for $861,103. Bluefield Gas purchased 1,059,514

MCF of natural gas for $4,093,069 outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation and Phoenix Energy Sales Company. Bluefield Gas transported 57,535 MCF of natural gas to its end-users for other marketers for $40,601 in transportation fees. Highland Gas Marketing purchased and resold 1,758,579 MCF of natural gas to certain end-users of Roanoke Gas Company for $5,630,192. In addition to the above volumes of Highland Gas Marketing, Roanoke transported 984,111 MCF of natural gas to its end-users for other marketers for $1,668,195 in total transportation fees.
        4. (a through e) Not applicable. The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.
        A consolidating statement of income and surplus and a consolidating balance sheet of Roanoke Gas and its subsidiaries for the 1998 calendar year is attached as Exhibit A and Exhibit A(1).
        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 1999.


                                            ROANOKE GAS COMPANY



                                             By:     s/John B. Williamson, III
                                                          Its President

(SEAL)
ATTEST:



     s/Roger L. Baumgardner
            Secretary

Notices and correspondence regarding this statement should be addressed to:

                      Roger L. Baumgardner
                      Vice President-Secretary & Treasurer
                      Roanoke Gas Company
                      Post Office Box 13007
                      Roanoke, VA  24030



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
                                                                                                                         Exhibit A
                                                         Roanoke Gas Company
                                                 Consolidating Statement Of Earnings
                                                Twelve Months Ended December 31, 1998

                                             Roanoke       Bluefield       Highland       Highland
                                               Gas            Gas          Propane           Gas                     Consolidated
                                             Company        Company        Company        Marketing   Eliminations      Total
                                        -------------------------------------------------------------------------------------------
OPERATING REVENUES:
  Gas utilities                             $ 42,012,391   $  5,884,761                                   $ (94,002)  $ 47,803,150
  Propane operations                                                        $ 7,232,113                                  7,232,113
                                        -------------------------------------------------------------------------------------------
Total operating revenues                      42,012,391      5,884,761       7,232,113             0       (94,002)    55,035,263

COST OF GAS:
  Gas utilities                               25,288,643      3,923,188                                                 29,211,831
  Propane operations                                                          3,388,347                                  3,388,347
                                        -------------------------------------------------------------------------------------------
Total cost of gas                             25,288,643      3,923,188       3,388,347             0             0     32,600,178

OPERATING MARGIN                              16,723,748      1,961,573       3,843,766             0       (94,002)    22,435,085
                                        -------------------------------------------------------------------------------------------

OTHER OPERATING EXPENSES:
  Gas utilities:
    Other operations                           6,882,934        751,819                                     (29,565)     7,605,188
    Maintenance                                1,297,298        131,573                                                  1,428,871
    Taxes - general                            1,927,603        333,829                                                  2,261,432
    Taxes - income                               758,168        109,419                                                    867,587
    Depreciation and amortization              2,593,765        271,960                                     (17,609)     2,848,116
  Propane operations                                                          3,380,947                     (46,851)     3,334,096
                                        -------------------------------------------------------------------------------------------
Total other operating expenses                13,459,768      1,598,600       3,380,947             0       (94,025)    18,345,290

OPERATING EARNINGS                             3,263,980        362,973         462,819             0            23      4,089,795

OTHER INCOME AND DEDUCTIONS:
  Gas utilities:
    Interest Income                               30,719             32                                      (1,879)        28,872
    Merchandising and jobbing, net               183,183          4,271                                                    187,454
    Other deductions                            (117,564)        (4,776)                                                  (122,340)
    Taxes - income                               (50,164)        (1,494)                                                   (51,658)
  Propane operations, net                                                       (23,301)       73,947         5,760         56,406
                                        -------------------------------------------------------------------------------------------
Total other income and deductions                 46,174         (1,967)        (23,301)       73,947         3,881         98,734

EARNINGS BEFORE INTEREST CHARGES               3,310,154        361,006         439,518        73,947         3,904      4,188,529

INTEREST CHARGES:
  Gas utilities:
    Long-term debt                             1,456,640         96,909                                                  1,553,549
    Other interest                               221,962         92,078                                        (103)       313,937
  Propane operations                                                            183,485                      (1,846)       181,639
                                        -------------------------------------------------------------------------------------------
Total interest charges                         1,678,602        188,987         183,485             0        (1,949)     2,049,125

NET EARNINGS                               $   1,631,552  $     172,019    $    256,033      $ 73,947    $    5,853  $   2,139,404
                                        ===========================================================================================



                                                                                                         Exhibit A(1)
ROANOKE GAS COMPANY AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
                                             Roanoke       Bluefield       Highland       Highland
                                               Gas            Gas           Propane          Gas                     Consolidated
ASSETS                                       Company        Company         Company       Marketing    Eliminations     Total
                                        -------------------------------------------------------------------------------------------

UTILITY PLANT:
Utility Plant in Service                   $ 66,281,583    $ 6,843,985                                $ (1,636,290) $ 71,489,278
Accumulated Depreciation                    (24,454,675)    (2,261,454)                                  1,561,869   (25,154,260)
                                        -------------------------------------------------------------------------------------------

Utility Plant in Service, Net                41,826,908      4,582,531                -            -       (74,421)   46,335,018
Construction Work-In-Progress                   862,947        460,300                                                 1,323,247
                                        -------------------------------------------------------------------------------------------

Utility Plant, Net                           42,689,855      5,042,831                -            -       (74,421)   47,658,265
                                        -------------------------------------------------------------------------------------------


NONUTILITY PROPERTY:
Propane                                                                      11,743,480                   (209,764)   11,533,716
Accumulated Depreciation                                                     (3,542,940)                   261,216    (3,281,724)
                                        -------------------------------------------------------------------------------------------

Nonutility Property, Net                              -              -        8,200,540            -        51,452     8,251,992
                                        -------------------------------------------------------------------------------------------


Cash and Cash Equivalents                       102,992         46,282          (85,359)                                  63,915
Accounts Receivable                           5,179,582        860,958          938,272      815,202     2,063,158     9,857,172
Inventories                                   5,851,079      1,025,860          193,457                                7,070,396
Prepaid Income Taxes                                                                                                           -
Deferred Income Taxes                                                                                    2,109,341     2,109,341
Purchased Gas Adjustments                    (1,316,464)       (36,742)                                  1,353,206             -
Other                                           280,098         42,072          197,920                     (1,300)      518,790
                                        -------------------------------------------------------------------------------------------

Total Current Assets                         10,097,287      1,938,430        1,244,290      815,202     5,524,405    19,619,614
                                        -------------------------------------------------------------------------------------------

OTHER ASSETS                                  3,164,577         49,001          412,699                 (2,748,106)      878,171
                                        -------------------------------------------------------------------------------------------


TOTAL                                      $ 55,951,719    $ 7,030,262      $ 9,857,529    $ 815,202   $ 2,753,330  $ 76,408,042
                                        ===========================================================================================



ROANOKE GAS COMPANY AND SUBSIDIARIES                                                                                   Exhibit A(1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
                                            Roanoke        Bluefield       Highland       Highland
                                              Gas             Gas           Propane          Gas                     Consolidated
LIABILITIES                                 Company         Company         Company       Marketing    Eliminations     Total
===========                            --------------------------------------------------------------------------------------------
CAPITALIZATION:
Stockholders' Equity:
   Common Stock                        $   9,016,670  $      49,704     $    196,421                $   (246,125) $   9,016,670
   Capital in Excess of Par Value          6,995,201        257,805          833,662                     952,386      9,039,054
   Retained Earnings                       7,506,421      2,042,424        2,703,493      279,062     (3,478,636)     9,052,764
                                       --------------------------------------------------------------------------------------------

Total Stockholders' Equity                23,518,292      2,349,933        3,733,576      279,062     (2,772,375)    27,108,488

Long-Term Debt (Less Current Maturities)  17,700,000      1,300,000        1,700,000                                 20,700,000
                                       --------------------------------------------------------------------------------------------

Total Capitalization                      41,218,292      3,649,933        5,433,576      279,062     (2,772,375)    47,808,488
                                       --------------------------------------------------------------------------------------------


CURRENT LIABILITIES:
Current Maturites of Long-Term Debt                                                                                          -
Notes Payable                              5,746,000      2,012,000        2,416,000                                10,174,000
Dividends Payable                            487,352                                                                   487,352
Accounts Payable                           3,486,912        431,596        1,410,231      464,442      2,063,158     7,856,339
Income Taxes Payable                        (517,948)       353,845          115,233       71,698                       22,828
Customers' Deposits                          481,193         71,295              845                                   553,333
Accrued Expenses                           3,594,202        329,507          143,274                                 4,066,983
Refunds From Suppliers - Due Customers        82,181          2,940                                                     85,121
Purchased Gas Adjustments                                                                              1,353,206     1,353,206
                                       --------------------------------------------------------------------------------------------

Total Current Liabilities                 13,359,892      3,201,183        4,085,583      536,140      3,416,364    24,599,162


DEFERRED CREDITS AND OTHER LIABILITIES:
Deferred Income Taxes                        945,959        163,414          338,370                   2,109,341     3,557,084
Deferred Investment Tax Credits              427,576         15,732                                                    443,308

                                       --------------------------------------------------------------------------------------------
Total Deferred Credits and
    Other Liabilities                      1,373,535        179,146          338,370            -      2,109,341     4,000,392


TOTAL                                   $ 55,951,719    $ 7,030,262      $ 9,857,529    $ 815,202    $ 2,753,330  $ 76,408,042
                                       ============================================================================================




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



                                                                                                                        Exhibit A
                          Bluefield Gas Company
                     Consolidating Income Statement
                  Twelve Months Ended December 31, 1998

                                                        Bluefield        Commonwealth
                                                           Gas          Public Service                          Consolidated
                                                         Company         Corporation          Eliminations          Total
                                                 ------------------------------------------------------------------------------

OPERATING REVENUES                                      $ 5,448,239        $ 1,311,892         $ (875,370)        $ 5,884,761
COST OF GAS                                               3,923,188            861,103           (861,103)          3,923,188
                                                 ------------------------------------------------------------------------------

OPERATING MARGIN                                          1,525,051            450,789            (14,267)          1,961,573

OTHER OPERATING EXPENSES:
  Gas utilities:
    Other operations                                        629,144            136,942            (14,267)            751,819
    Maintenance                                              93,933             37,640                                131,573
    Taxes - general                                         276,180             57,649                                333,829
    Taxes - income                                           58,812             50,607                                109,419
    Depreciation and amortization                           202,969             68,991                                271,960

                                                 ------------------------------------------------------------------------------
Total other operating expenses                            1,261,038            351,829            (14,267)          1,598,600

OPERATING EARNINGS                                          264,013             98,960                  -             362,973

OTHER INCOME AND DEDUCTIONS:
  Gas utilities:
    Interest Income                                              32                                                        32
    Merchandising and jobbing, net                            4,271                                                     4,271
    Other deductions                                         (4,324)              (452)                                (4,776)
    Taxes - income                                           (1,648)               154                                 (1,494)

                                                 ------------------------------------------------------------------------------
Total other income and deductions                            (1,669)              (298)                 -              (1,967)

EARNINGS BEFORE INTEREST CHARGES                            262,344             98,662                  -             361,006

INTEREST CHARGES:
  Gas utilities:
    Long-term debt                                           96,909                                                    96,909
    Other interest                                           91,308                770                                 92,078

                                                 ------------------------------------------------------------------------------
Total interest charges                                      188,217                770                  -             188,987

NET EARNINGS                                          $      74,127      $      97,892    $             0        $    172,019
                                                 ==============================================================================



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

                                                                                                                     Exhibit A(1)
BLUEFIELD GAS COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
                                                         Bluefield          Commonwealth
                                                            Gas            Public Service                          Consolidated
ASSETS                                                    Company           Corporation          Eliminations          Total
                                                  ------------------------------------------------------------------------------

UTILITY PLANT:
Utility Plant in Service                                $ 5,464,394         $ 1,379,591                             $ 6,843,985
Accumulated Depreciation                                 (1,873,215)           (388,239)                             (2,261,454)
                                                  ------------------------------------------------------------------------------

Utility Plant in Service, Net                             3,591,179             991,352                  0            4,582,531
Construction Work-In-Progress                               170,848             289,452                                 460,300
                                                  ------------------------------------------------------------------------------

Utility Plant, Net                                        3,762,027           1,280,804                  0            5,042,831
                                                  ------------------------------------------------------------------------------

CURRENT ASSETS:
Cash and Cash Equivalents                                    46,282                                                      46,282
Accounts Receivable                                       1,235,664            (374,706)                                860,958
Inventories                                               1,025,860                                                   1,025,860
Deferred Income Taxes                                                                                                         0
Purchased Gas Adjustments                                   (16,750)            (19,992)                                (36,742)
Other                                                        42,072                                                      42,072
                                                  ------------------------------------------------------------------------------
Total Current Assets                                      2,333,128            (394,698)                 0            1,938,430
                                                  ------------------------------------------------------------------------------

OTHER ASSETS                                                 31,134              18,367               (500)              49,001
                                                  ------------------------------------------------------------------------------

TOTAL                                                   $ 6,126,289        $    904,473             $ (500)         $ 7,030,262
                                                  ==============================================================================



                                                                                                                    Exhibit A(1)
BLUEFIELD GAS COMPANY
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 1998
                                                         Bluefield        Commonwealth
                                                            Gas          Public Service                           Consolidated
LIABILITIES                                               Company         Corporation         Eliminations           Total
                                                  ------------------------------------------------------------------------------

CAPITALIZATION:
Stockholders' Equity:
   Common Stock                                       $      49,704        $        500               (500)       $      49,704
   Capital in Excess of Par Value                           220,564              37,241                                 257,805
   Retained Earnings                                      1,454,734             587,690                               2,042,424
                                                  ------------------------------------------------------------------------------

Total Stockholders' Equity                                1,725,002             625,431               (500)           2,349,933

Long-Term Debt (Less Current Maturities)                  1,300,000                                                   1,300,000
                                                  ------------------------------------------------------------------------------

Total Capitalization                                      3,025,002             625,431               (500)           3,649,933
                                                  ------------------------------------------------------------------------------

CURRENT LIABILITIES:
Current Maturities of Long-Term Debt                              0                                                           0
Notes Payable                                             2,012,000                                                   2,012,000
Accounts Payable                                            362,822              68,774                                 431,596
Income Taxes Payable                                        209,284             144,561                                 353,845
Customers' Deposits                                          58,249              13,046                                  71,295
Accrued Expenses                                            326,219               3,288                                 329,507
Refunds From Suppliers - Due Customers                            0               2,940                                   2,940
Purchased Gas Adjustments                                                                                                     0
                                                  ------------------------------------------------------------------------------

Total Current Liabilities                                 2,968,574             232,609                  0            3,201,183

DEFERRED CREDITS AND OTHER LIABILITIES:
Deferred Income Taxes                                       119,929              43,485                                 163,414
Deferred Investment Tax Credits                              12,784               2,948                                  15,732
Other Deferred Credits                                                                                                        0
                                                  ------------------------------------------------------------------------------

         Total Deferred Credits and Other
           Liabilities                                      132,713              46,433                  0              179,146
                                                  ------------------------------------------------------------------------------

         TOTAL                                          $ 6,126,289           $ 904,473             $ (500)         $ 7,030,262
                                                  ==============================================================================


                                                                     EXHIBIT B

                               ROANOKE GAS COMPANY
                             FINANCIAL DATA SCHEDULE

            Item No.          Caption Heading

                1             Total Assets                $76,408,042
                2             Total Operating Revenues     55,035,263
                3             Net Income                    2,139,404

                                                                      EXHIBIT C


NOT APPLICABLE